LEGEND MARKETING CORP.
873 East 14th Street
North Vancouver, British Columbia
Canada V7L 2P5

October 31, 2007

BY COURIER AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention: Cheryl Grant

Dear Sirs/Mesdames:

Re:	Legend Marketing Corp.
Registration Statement on Form SB-2/A, Pre-effective Amendment #1
Filed September 13, 2007
File No. 333-141222

Further to your voicemail message with respect to the Form SB-2/A, Pre-effective Amendment #1 (the “Form SB-2/A”) filed by Legend Marketing Corp. (the “Company”) on September 13, 2007. We enclose our response to your comments and four blacklined copies of our further amendment to the Form SB-2/A. You will note that we have updated our financial statements in our amendment to Form SB-2/A as requested.

We look forward to any further comments you may have in regard to the amended SB-2/A. Should you have any questions, please do not hesitate to contact the writer directly at (604) 765-0455.

Yours truly,

LEGEND MARKETING CORP.

Per: /s/ Franco Perrotta

Franco Perrotta

cc:	Clark Wilson LLP Attn: L.K. Larry Yen

HSBC Building           800 – 885 West Georgia Street           Vancouver BC V6C 3H1           Canada           Tel.: 604.687.5700           Fax: 604.687.6314           www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.